Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on April 2, 2008. Shareholders voted to re-elect John J. Dalessandro II* and R. Peter Sullivan III as Trustees indicated below.

								Withheld
					   Affirmative 		Authority
Class II Trustees:
Re-election of John J. Dalessandro II*
to serve until 2011 			   17,915		 1,152
Re-election of R. Peter Sullivan III
to serve until 2011 			   58,907,939		 1,110,008

Robert E. Connor*, Hans W. Kertess, William B. Ogden IV, John C. Maney and Paul Belica continue to serve as Trustees of the Fund.

* Preferred shares Trustee